

Mail Stop 4720

August 12, 2009

Via U.S. Mail and Facsimile

Steven Bangert
Chairman and Chief Executive Officer
CoBiz Financial Inc.
821 17th Street
Denver, CO 80202

> **Re:** **CoBiz Financial Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 001-15955**

Dear Mr. Bangert:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

2008 Results, page 28 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 4 in our letter dated July 22, 2009. Please confirm that where one or more non-GAAP financial measures are included in a filing with the Commission, the information required by Item 10(e)(1) of Regulation S-K will be included in the filing, other than to the extent Item 10(e)(1)(iii) applies.

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Transactions, page 45 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 6 in our letter dated July 22, 2009. Please note that our initial comment was directed at the disclosure included under the heading "Certain Relationships and Transactions." That disclosure states that "[a]ll outstanding loans and extensions of credit by us to these parties were made in the ordinary course of business in accordance with applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons" (emphasis added). Please confirm, if true, that loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and revise future disclosure to provide the representations contemplated. Refer to instruction 4.c. to Item 404(a) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Financial Statements

6. Goodwill and Intangible Assets, page 14

3.   Please tell us and revise future filings to provide a detailed discussion of your goodwill impairment test, including all material assumptions used in support of your assertion that no adjustment was required in the second quarter to the preliminary results of your impairment test conducted in the first quarter. We note the continued losses in all segments and that it appears your market capitalization remains well below your total equity at June 30, 2009. Please be specific in your response and as detailed as necessary in order for us to fully comprehend your test, your assumptions and the related results.

12. Fair Value Measurements, page 21

4.   We note that you classify your trust preferred securities as Level 1 for purposes of determining fair value based on the availability of quoted market prices. Please tell us who the issuers are, the amount of your investment in each issuer, the number of recent trades and the related market prices of each issuer in support of your assertion that the reliance on quoted market prices is appropriate for determining fair value.

                        *   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Lyne Andrich, CoBiz Financial Inc.